SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29684]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 27, 2011

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May 2011. A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on June 21, 2011, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

Dreyfus Institutional Money Market Fund, Inc. [File No. 811-3025]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On August 31, 2009, applicant made a final liquidating distribution to its shareholders, based on

net asset value. Expenses of $2,700 incurred in connection with the liquidation were paid by The

Dreyfus Corporation, applicant's investment adviser.

Filing Dates: The application was filed on April 6, 2011, and amended on May 9, 2011.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Morgan Stanley High Yield Securities Inc. [File No. 811-2932]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On June 1, 2010, applicant transferred its assets to Invesco High Yield Securities Fund, a series

of AIM Investment Securities Funds, based on net asset value. Expenses of approximately

$297,718 incurred in connection with the reorganization were paid by Morgan Stanley

Investment Advisors Inc., applicant's investment adviser, and Invesco Advisers, Inc.

Filing Dates: The application was filed on March 4, 2011, and amended on May 5, 2011.

Applicant's Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

Advantage Advisers Augusta Fund, L.L.C. [File No. 811-7641]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On March 2, 2011, applicant made a final liquidating

distribution to its shareholders, based on net asset value. Expenses of $113,933 incurred in

connection with the liquidation were paid by applicant.

Filing Date: The application was filed on May 17, 2011.

Applicant's Address: c/o Oppenheimer & Co., Inc., 200 Park Ave., 24th Floor, New York, NY 10116.

Blue Chip Value Fund, Inc. [File No. 811-5003]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 28, 2011, applicant transferred its assets to Westcore Blue Chip Fund, a series of Westcore Trust, based on net asset value. Expenses of $555,705 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date: The application was filed on April 25, 2011.

Applicant's Address: 1225 17TH St., 26th Floor, Denver, CO 80202.

Lord Abbett Managed Portfolio Solutions Trust [File No. 811-22117]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on April 29, 2011.

Applicant's Address: 90 Hudson St., Jersey City, NJ 07302.

BlackRock Senior Floating Rate Fund, Inc. [File No. 811-5870]
BlackRock Senior Floating Rate Fund II, Inc. [File No. 811-9229]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 21, 2011, each applicant transferred its assets to BlackRock Floating Rate Income Portfolio, a series of BlackRock Funds II, based on net asset value. Expenses of approximately $270,300 and $232,841, respectively, incurred in connection with the reorganizations were paid by each applicant.

Fiiling Date: The applications were filed on April 26, 2011.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

Russell ETF Trust [File No. 811-22401]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on April 5, 2011, and amended on May 25, 2011.

Applicant's Address: 1301 Second Ave., 18th Floor, Seattle, WA 98101.

Premier VIT [File No. 811-8512]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about April 27, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $81,000 incurred in connection with the liquidation were paid by applicant and Allianz Global Investors Fund Management LLC, applicant's investment adviser.

Filing Date: The application was filed on August 12, 2010, and amended on May 10, 2011.

Applicant's Address: 1345 Avenue of the Americas, New York, New York 10105.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary